                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Schedule 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)



                             ST. JOHN KNITS, INC.
                             (Name of the Issuer)

                             ST. JOHN KNITS, INC.
                  ST. JOHN KNITS INTERNATIONAL, INCORPORATED
                             SJKACQUISITION, INC.
                            PEARL ACQUISITION CORP.
                                ROBERT E. GRAY
                                  MARIE GRAY
                                 KELLY A. GRAY
                     (Name of Person(s) Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  790289 102
                     (CUSIP Number of Class of Securities)



       Robert E. Gray                      Roger G. Ruppert                                  James P. Kelley
  Chief Executive Officer            Senior Vice President-Finance                          Managing Director
 and Chairman of the Board              and Chief Financial Officer                        Pearl Acquisition Corp.
    St. John Knits, Inc.         St. John Knits International, Incorporated                  245 Park Avenue
    17422 Derian Avenue                    17422 Derian Avenue                                  41st Floor
  Irvine, California 92614               Irvine, California 92614                        New York, New York  10167
       (949) 863-1171                        (949) 863-1171                                  (212) 949-6500

           (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications on Behalf of
                          Person(s) Filing Statement)


                              ------------------


                                 Copies to:




        David A. Krinsky, Esq.                     Brian J. McCarthy, Esq.                       Philip T. Ruegger III, Esq.
        O'Melveny & Myers LLP              Skadden, Arps, Slate, Meagher &  Flom, LLP            Simpson Thacher & Bartlett
 610 Newport Center Drive, 17th Floor          300 South Grand Avenue, Suite 3400                   425 Lexington Avenue
 Newport Beach, California 92660-6429            Los Angeles, California 90071                  New York, New York 10017-3954
            (949) 760-9600                               (213) 687-5000                                (212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.   [x]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   [ ]   The filing of a registration statement under the Securities Act of
           1933.
c.   [ ]   A tender offer.
d.   [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ x ]



     Calculation of Filing Fee
----------------------------------------------------------------------------------
       Transaction Valuation*                             Amount of Filing Fee

             $511,447,460                                      $102,289
----------------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

*For purposes of calculation of the filing fee only. The "Transaction Valuation" amount referred to above is the sum of (i) the product of 16,581,482, the number of outstanding shares of common stock, without par value (the "Shares"), of St. John Knits, Inc. as of February 22, 1999 and $30, the cash price per Share to be paid in the Mergers (as defined herein), and (ii) cash consideration of $14,003,000 to be paid for options being surrendered in connection with the Mergers. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.

          This Rule 13e-3 Transaction Statement (the "Statement") of St. John Knits, Inc., a California corporation (the "Company"), St. John Knits International, Incorporated, a Delaware corporation ("SJKI"), Pearl Acquisition Corp., a Delaware corporation and, direct, wholly owned subsidiary of Vestar/Gray Investors LLC ("Acquisition"), and SJKAcquisition, Inc., a California corporation and, direct, wholly owned subsidiary of SJKI ("Merger Sub"), Robert E. Gray, Marie Gray and Kelly A. Gray relates to an Agreement and Plan of Merger, dated as of February 2, 1999 (the "Merger Agreement"), among the Company, SJKI, Acquisition and Merger Sub, pursuant to which (a) Merger Sub will merge with and into the Company (the "Reorganization Merger"), with the result being that the Company will become a wholly owned subsidiary of SJKI and (b) Acquisition will merge with and into SJKI (the "Acquisition Merger" and, together with the Reorganization Merger, the "Mergers"), with SJKI as the surviving corporation. As a result of the Mergers, SJKI will be 7% owned by existing shareholders of the Company, other than the Grays, and 93% owned by Vestar/Gray Investors LLC. Vestar/Gray Investors LLC is a Delaware corporation and is wholly owned by Vestar Capital Partners III, L.P. Prior to the Reorganization Merger, Robert E. Gray, Marie Gray and Kelly A. Gray (the "Grays") will contribute their shares of the Company's common stock to Vestar/Gray Investors LLC, and Vestar/Gray Investors LLC will become approximately 16% owned by the Grays. The Merger Agreement and the Mergers have already been approved by the Boards of Directors and the stockholders of all the parties to the Merger Agreement, other than the stockholders of SJKI and the shareholders of the Company. The Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"). A copy of the Merger Agreement filed by the Company as Appendix A to the Company's Proxy Statement-Prospectus (the "Proxy Statement-Prospectus") is filed as Exhibit (c)(1) to the Statement.

          The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement-Prospectus of the information required to be included in response to the items of this Statement. The information in the Proxy Statement-Prospectus, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement-Prospectus.

                             CROSS-REFERENCE SHEET


Item in
Schedule 13E-3           Where Located in Proxy Statement-Prospectus
--------------           -------------------------------------------
Item 1(a)                "SUMMARY -- The Companies" and "INFORMATION ABOUT ST. JOHN AND
                         ST. JOHN KNITS INTERNATIONAL"

Item 1(b)                "SUMMARY -- The Special Meeting" and "THE SPECIAL MEETING --
                         Record Date and Voting Rights"

Item 1(c)                "SUMMARY -- Market Price and Dividend Information"

Item 1(d)                "SUMMARY -- Market Price and Dividend Information," "RISK FACTORS --
                         We Do Not Expect to Pay Dividends" and "THE MERGERS -- Merger Financing"

Item 1(e)                *

Item 1(f)                "PURCHASES OF SHARES"

Item 2(a)-(d), (g)       "SUMMARY -- The Companies," "INFORMATION ABOUT ST. JOHN AND
                         ST. JOHN KNITS INTERNATIONAL -- Management and Additional Information" and
                         "CERTAIN INFORMATION CONCERNING ACQUISITION, VESTAR AND THE GRAYS"

Item 2(e)-(f)            *

Item 3(a)(1)             *

Item 3(a)(2)-(b)         "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders,"
                         "SPECIAL FACTORS -- Background of the Mergers" and "-- Reasons
                         for the Mergers; Recommendations to Shareholders"

Item 4(a)                "SUMMARY -- The Mergers," "-- What You Will Receive," "SPECIAL
                         FACTORS -- Purpose and Structure for the Mergers," "THE MERGERS" and "THE MERGER
                         AGREEMENT"

 Item 4(b)               "SUMMARY -- The Voting Agreement," "-- Reasons for the Mergers; Recommendations
                         to Shareholders," "-- Interests of Certain Persons Involved in the Mergers That Are
                         Different from Yours," "-- The Stockholders Agreement," "-- The Limited Liability
                         Company Agreement," "SPECIAL FACTORS -- Background of the Mergers," "-- Reasons for
                         the Mergers; Recommendations to Shareholders," "--Interests of Certain Persons in the


                         Mergers; Conflicts of Interests," "-- Certain Effects of the Mergers; New York Stock Exchange Delisting;
                         Operations of St. John After the Mergers," "THE VOTING AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "THE
                         LIMITED LIABILITY COMPANY AGREEMENT"

Item 5(a)-(b)            *

Item 5(c)                "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "-- Interests of Certain Persons
                         Involved in the Mergers That Are Different from Yours," "SPECIAL FACTORS -- Reasons for the Mergers;
                         Recommendations to Shareholders," "-- Interests of Certain Persons in the Mergers; Conflicts of Interests"
                         and "THE MERGERS -- Board of Directors and Officers of St. John Knits International Following the Mergers"

Item 5(d)                "SUMMARY -- Merger Financing," "--Market Price and Dividend Information," "--Selected Pro Forma Condensed
                         Consolidated Financial Data (Unaudited)," "RISK FACTORS -- We Do Not Expect to Pay Dividends," "SPECIAL
                         FACTORS --Certain Effects of the Mergers; New York Stock Exchange Delisting; Operations of St. John After
                         the Mergers," "THE MERGERS -- Merger Financing," "Pro Forma Condensed Consolidated Financial Statements
                         (Unaudited)" and "COMPARISON OF THE RIGHTS OF HOLDERS OF ST. JOHN COMMON STOCK AND ST. JOHN KNITS
                         INTERNATIONAL COMMON STOCK -- Dividends and Repurchases of Shares"

Item 5(e)                "SPECIAL FACTORS -- Purpose and Structure for the Mergers"

Item 5(f)-(g)            "SUMMARY -- New York Stock Exchange Delisting," "RISK FACTORS -- Our Common Stock Will Not Be Listed,
                         Which Will Result In A Loss of Liquidity" and "SPECIAL FACTORS -- Certain Effects of the Mergers;
                         New York Stock Exchange Delisting; Operations of St. John After the Mergers"

Item 6(a)-(c)            "SUMMARY -- Merger Financing," "-- Selected Pro Forma Condensed Consolidated Financial Data (Unaudited),"
                         "THE MERGERS -- Merger Financing" and "--Pro Forma Condensed Consolidated Financial Statements (Unaudited)"

Item 6(d)                *

Item 7(a)-(c)            "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "-- Accounting Treatment," "SPECIAL
                         FACTORS --Background of the Mergers," "-- Purpose and Structure for the Mergers" and "--Reasons for the
                         Mergers; Recommendations to Shareholders"

Item 7(d)                "SUMMARY -- Material Federal Income Tax Consequences," "-- New York Stock Exchange Delisting," "SPECIAL
                         FACTORS -- Certain Effects of the Mergers; New York Stock Exchange Delisting; Operations of St. John After
                         the Mergers" and "-- Material Federal Income Tax Consequences"

Item 8(a)                "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "SPECIAL FACTORS -- Background of
                         the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders"


Item 8(b)               "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders,"
                        "-- Opinions of Financial Advisors," "SPECIAL FACTORS -- Reasons for
                        the Mergers; Recommendations to Shareholders" and "-- Fairness Opinions
                        of Financial Advisors"

Item 8(c)               "SPECIAL FACTORS -- Purpose and Structure for the Mergers"

Item 8(d)-(e)           "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders"
                        and "SPECIAL FACTORS -- Reasons for the Mergers; Recommendations to
                        Shareholders"

Item 8(f)               *

Item 9(a)-(c)           "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders,"
                        "-- Opinions of Financial Advisors," "SPECIAL FACTORS --
                        Background of the Mergers" and "-- Reasons for the Mergers;
                        Recommendations to Shareholders" and "-- Fairness Opinions of
                        Financial Advisors"

Item 10(a)              "SUMMARY -- Percentage of Shares Held By Directors and Executive
                        Officers," "-- The Voting Agreement," "THE VOTING AGREEMENT," "THE SPECIAL
                        MEETING -- Record Date and Voting Rights" and "SECURITY OWNERSHIP OF
                        CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"

Item 10(b)              *

Item 11                 "SUMMARY -- The Voting Agreement," "-- The Stockholders Agreement,"
                        "-- The Limited Liability Company Agreement," "THE VOTING AGREEMENT," "THE
                        STOCKHOLDERS AGREEMENT" and "THE LIMITED LIABILITY COMPANY AGREEMENT"

Item 12(a)-(b)          "SUMMARY -- Interests of Certain Persons Involved in the Mergers That
                        Are Different from Yours,"  "--  The Special Meeting,"  "SPECIAL
                        FACTORS -- Interests of Certain Persons in the Mergers; Conflicts of
                        Interests" and "THE SPECIAL MEETING -- Record Date and Voting Rights"

Item 13(a)              "SUMMARY -- Dissenters' Rights" and "THE MERGERS -- Dissenters'
                        Rights of Appraisal"

Item 13(b)-(c)          *

Item 14(a)              Company's Annual Report on Form 10-K, as amended, for the fiscal year ended
                        November 1, 1998, and "SUMMARY -- Selected Historical Condensed Financial Data"


Item 14(b)              "SUMMARY -- Selected Pro Forma Condensed Consolidated Financial Data (Unaudited)" and
                        "THE MERGERS -- Pro Forma Condensed Consolidated Financial Statements
                        (Unaudited)"

Item 15(a)-(b)          "THE MERGERS -- Merger Financing," "THE SPECIAL MEETING -- Proxies" and
                        "-- Solicitation of Proxies"

Item 16                 *

Item 17(a)(1)           Letter dated February 2, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to Vestar Capital Partners III, L.P.

Item 17(a)(2)           Letter dated February 2, 1999, from Chase Securities Inc. to
                        Vestar Capital Partners III, L.P.

Item 17(b)(1)+          Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
                        Incorporated (included as Appendix B to the Proxy Statement-Prospectus)

Item 17(b)(2)+          Fairness Opinion of Wasserstein Perella & Co., Inc. (included as Appendix C to the
                        Proxy Statement-Prospectus)

Item 17(c)(1)+          Agreement and Plan of Merger, dated as of February 2, 1999, by and among the Company, SJKI, Acquisition and Merger Sub (included as Appendix A to the Proxy Statement-Prospectus)

Item 17(c)(2)+          Voting Agreement, dated as of February 2, 1999, among Vestar
                        Capital Partners III, L.P., Vestar/Gray Investors LLC and the Grays (included as
                        Appendix E to the Proxy Statement-Prospectus)

Item 17(c)(3)<>         Form of Amended and Restated Limited Liability Company
                        Agreement of Vestar/Gray Investors LLC

Item 17(c)(4)<>         Form of Stockholders Agreement among SJKI, Vestar/Gray
                        Investors LLC, Vestar Capital Partners III, L.P., the Grays and other management stockholders

Item 17(d)              Proxy Statement-Prospectus filed by St. John Knits International, Incorporated on March 1,
                        1999 and incorporated herein by reference.

Item 17(e)+             Summary of Appraisal Rights (included as Appendix D to the Proxy Statement-Prospectus)

Item 17(f)              *

________________
* The Item is inapplicable or the answer thereto is in the negative.

+ Incorporated herein by reference from the Proxy Statement-Prospectus which forms a part of the Registration Statement on Form S-4 of St. John Knits International, Incorporated filed March 1, 1999.

<>                      To be filed in a subsequent amendment.

                       RULE 13E-3 TRANSACTION STATEMENT


Item 1.        Issuer and Class of Security Subject to the Transaction

(a) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- The Companies" and "INFORMATION ABOUT ST. JOHN AND ST. JOHN KNITS INTERNATIONAL" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- The Special Meeting" and "THE SPECIAL MEETING -- Record Date and Voting Rights" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement-Prospectus under the caption "SUMMARY -- Market Price and Dividend Information" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Market Price and Dividend Information," "RISK FACTORS -- We Do Not Expect to Pay Dividends" and "THE MERGERS -- Merger Financing" is incorporated herein by reference.

(e)            Not applicable.

(f) The information set forth in the Proxy Statement-Prospectus under the caption "PURCHASES OF SHARES" is incorporated herein by reference.

Item 2.        Identity and Background

               This Statement is filed jointly by the Company, the issuer of the securities which are the subject of the Rule 13e-3 transaction, SJKI, Merger Sub, Acquisition, Robert E. Gray, Marie Gray and Kelly A. Gray. The Company and Merger Sub are each corporations organized under the laws of the state of California. SJKI is a corporation organized under the laws of the state of Delaware. Acquisition is a corporation organized under the laws of the state of Delaware. SJKI and Merger Sub are each affiliates of the Company. The Grays are executive officers and directors of the Company. The principal business of the Company is designing, manufacturing and selling women's apparel. SJKI does not conduct any business other than holding the capital stock of Merger Sub. Merger Sub has been organized for the purpose of consummating the

               Reorganization Merger and has no other business activities. Acquisition has been organized for the purpose of consummating the Acquisition Merger and has no other business activities. The address of the Company, SJKI, Merger Sub, Robert E. Gray, Marie Gray and Kelly A. Gray is c/o St. John Knits, Inc., 17422 Derian Avenue, Irvine, California 92614. The address of Acquisition is c/o Vestar Capital Partners III, L.P., 1225 17th Street, Suite 1660, Denver, Colorado 80202.

(a)-(d), (g)   The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- The Companies," "INFORMATION ABOUT ST.
               JOHN AND ST. JOHN KNITS INTERNATIONAL -- Management and
               Additional Information" and "CERTAIN INFORMATION CONCERNING
               ACQUISITION, VESTAR AND THE GRAYS" is incorporated herein by reference.

(e)-(f)        None of the Company, SJKI, Acquisition, Merger Sub, Robert E.
               Gray, Marie Gray, Kelly A. Gray, any executive officer, director or person controlling the Company, SJKI, Acquisition or Merger Sub has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.        Past Contacts, Transactions or Negotiations

(a)(1)         Not applicable.

(a)(2)-(b) The information set forth in the Proxy Statement-Prospectus under captions "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "SPECIAL FACTORS -- Background of the Mergers" and "--Reasons for the Mergers; Recommendations to Shareholders" is incorporated herein by reference.

Item 4.        Terms of the Transaction

(a) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- The Mergers," "--What You Will Receive," "SPECIAL FACTORS -- Purpose and Structure for the Mergers," "THE

               MERGERS" and "THE MERGER AGREEMENT" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- The Voting Agreement," "-- Reasons for the Mergers; Recommendations to Shareholders," "-- Interests of Certain Persons Involved in the Mergers That Are Different from Yours," "-- The Stockholders Agreement," "-- The Limited Liability Company Agreement," "SPECIAL FACTORS -- Background of the Mergers," "-- Reasons for the Mergers; Recommendations to Shareholders," "-- Interests of Certain Persons in the Mergers; Conflicts of Interests," "-- Certain Effects of the Mergers; New York Stock Exchange Delisting; Operations of St. John After the Mergers," "THE VOTING AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "THE LIMITED LIABILITY COMPANY AGREEMENT" is incorporated herein by reference.

Item 5.        Plans or Proposals of the Issuer or Affiliate

(a)-(b)        Not applicable.

(c) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "-- Interests of Certain Persons Involved in the Mergers That Are Different from Yours," "SPECIAL FACTORS -- Reasons for the Mergers; Recommendations to Shareholders," "-- Interests of Certain Persons in the Mergers; Conflicts of Interests" and "THE MERGERS -- Board of Directors and Officers of St. John Knits International Following the Mergers" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Merger Financing," -- Market Price and Dividend Information," "-- Selected Pro Forma Condensed Consolidated Financial Data (Unaudited)," "RISK FACTORS -- We Do Not Expect to Pay Dividends," "SPECIAL FACTORS -- Certain Effects of the Mergers; New York Stock Exchange Delisting; Operations of St. John After the Mergers," "THE MERGERS -- Merger Financing," "-- Pro Forma Condensed Consolidated Financial Statements (Unaudited)" and "COMPARISON OF THE RIGHTS OF HOLDERS OF ST. JOHN COMMON STOCK AND ST. JOHN KNITS INTERNATIONAL COMMON STOCK -- Dividends and Repurchases of Shares" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement-Prospectus under the caption "SPECIAL FACTORS -- Purpose and Structure of the Mergers" is incorporated herein by reference.

(f)-(g) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- New York Stock Exchange Delisting," "RISK FACTORS -- Our Common Stock Will Not Be Listed, Which Will Result In A Loss of Liquidity" and

               "SPECIAL FACTORS -- Certain Effects of the Mergers; New York Stock Exchange Delisting; Operations of St. John after the Mergers" is incorporated herein by reference.

Item 6.        Source and Amounts of Funds or Other Consideration

(a)-(c) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Merger Financing," "-- Selected Pro Forma Condensed Consolidated Financial Data (Unaudited)," "THE MERGERS -- Merger Financing" and "-- Pro Forma Condensed Consolidated Financial Statements (Unaudited)" is incorporated herein by reference.

(d)            Not applicable.

Item 7.        Purpose(s), Alternatives, Reasons and Effects

(a)-(c) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "-- Accounting Treatment," "SPECIAL FACTORS -- Background of the Mergers," "-- Purpose and Structure for the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Material Federal Income Tax Consequences," "-- New York Stock Exchange Delisting," "SPECIAL FACTORS -- Certain Effects of the Mergers; New York Stock Exchange Delisting; Operations of St. John After the Mergers" and "-- Material Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.        Fairness of the Transaction

(a) The information set forth in the Proxy Statement-Prospectus under the caption "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "SPECIAL FACTORS -- Background of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "-- Opinions of Financial Advisors," "SPECIAL FACTORS -- Reasons for the Mergers; Recommendations to Shareholders" and "-- Fairness Opinions of Financial Advisors" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement-Prospectus under the caption "SPECIAL FACTORS -- Purpose and Structure for the Mergers" is incorporated herein by reference.

(d)-(e) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders" and "SPECIAL FACTORS -- Reasons for the Mergers;

               Recommendations to Shareholders" is incorporated herein by reference.

(f)            Not applicable.

Item 9.        Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Reasons for the Mergers; Recommendations to Shareholders," "-- Opinions of Financial Advisors," "SPECIAL FACTORS -- Background of the Mergers" and "-- Reasons for the Mergers; Recommendations to Shareholders" and "-- Fairness Opinions of Financial Advisors" is incorporated herein by reference.

Item 10.       Interest in Securities of the Issuer

(a) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Percentage of Shares Held By Directors and Executive Officers," "-- The Voting Agreement," "THE VOTING AGREEMENT," "THE SPECIAL MEETING -- Record Date and Voting Rights" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

(b)            None.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

               The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- The Voting Agreement," "-- The Stockholders Agreement," "-- The Limited Liability Company Agreement," "THE VOTING AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "THE LIMITED LIABILITY COMPANY AGREEMENT" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

(a)-(b) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Interests of Certain Persons Involved in the Mergers That Are Different from Yours," "-- The Special Meeting," "SPECIAL FACTORS -- Interests of Certain Persons in the Mergers; Conflicts of Interests" and "THE SPECIAL MEETING -- Record Date and Voting Rights" is incorporated herein by reference.

Item 13.       Other Provisions of the Transaction

(a) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Dissenters' Rights" and "THE MERGERS -- Dissenters' Rights of Appraisal" is incorporated herein by reference.

(b)-(c)        Not applicable.

Item 14.       Financial Information

(a) The information set forth in the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended November 1, 1998 and in the Proxy Statement-Prospectus under the caption "SUMMARY -- Selected Historical Condensed Financial Data" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement-Prospectus under the captions "SUMMARY -- Selected Pro Forma Condensed Consolidated Financial Data (Unaudited)" and "THE MERGERS -- Pro Forma Condensed Consolidated Financial Statements (Unaudited)" is incorporated herein by reference.

Item 15.       Persons and Assets Employed, Retained or Utilized

(a)-(b) The information set forth in the Proxy Statement-Prospectus under the captions "THE MERGERS -- Merger Financing," "THE SPECIAL MEETING -- Proxies" and "-- Solicitation of Proxies" is incorporated herein by reference.

Item 16.       Additional Information

               Not applicable.

Item 17.       Material to Be Filed as Exhibits

(a)(1) Letter dated February 2, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to Vestar Capital Partners III, L.P.

(a)(2) Letter dated February 2, 1999, from Chase Securities Inc. to Vestar Capital Partners III, L.P.

(b)(1) Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Appendix B to the Proxy Statement-Prospectus).

(b)(2) Fairness Opinion of Wasserstein Perella & Co., Inc. (incorporated herein by reference to Appendix C to the Proxy Statement-Prospectus).

(c)(1) Agreement and Plan of Merger, dated as of February 2, 1999, by and among the Company, SJKI, Acquisition and Merger Sub (incorporated herein by reference to Appendix A to the Proxy Statement-Prospectus).

(c)(2) Voting Agreement, dated as of February 2, 1999, among Vestar Capital Partners III, L.P., Vestar/Gray Investors LLC and the Grays (incorporated herein by reference to Appendix E to the Proxy Statement-Prospectus).

(c)(3) Form of Amended and Restated Limited Liability Company Agreement of Vestar/Gray Investors LLC (to be filed in a subsequent amendment).

(c)(4) Form of Stockholders Agreement among SJKI, Vestar/Gray Investors LLC, Vestar Capital Partners III, L.P., the Grays and other management stockholders (to be filed in a subsequent amendment).

(d) Proxy Statement-Prospectus (filed by St. John Knits International, Incorporated on March 1, 1999 and incorporated herein by reference).

(e) Summary of Appraisal Rights (incorporated by reference to Appendix D to the Proxy Statement-Prospectus).

(f)            Not applicable.

                                   SIGNATURES
                                   ----------


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         PEARL ACQUISITION CORP.



                         By: /s/ JAMES P. KELLEY
                            ------------------------------------
                             Name: James P. Kelley
                             Title:

                         ST. JOHN KNITS, INC.



                         By: /s/ BOB GRAY
                            ------------------------------------
                             Name: Bob Gray
                             Title:

                         ST. JOHN KNITS INTERNATIONAL, INCORPORATED



                         By: /s/ BOB GRAY
                            ------------------------------------
                             Name: Bob Gray
                             Title:

                         SJKACQUISITION, INC.



                         By: /s/ BOB GRAY
                            ------------------------------------
                             Name: Bob Gray
                             Title:

                         BOB GRAY



                         By: /s/ BOB GRAY
                            ------------------------------------
                             Title:

                         MARIE GRAY



                         By: /s/ MARIE GRAY
                            ____________________________________
                             Title:

                         KELLY A. GRAY



                         By: /s/ KELLY A. GRAY
                            ____________________________________
                             Title:


February 26, 1999

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT
------         -------

(a)(1) Letter dated February 2, 1999, from The Chase Manhattan Bank and Chase Securities Inc. to Vestar Capital Partners III, L.P.

(a)(2) Letter dated February 2, 1999, from Chase Securities Inc. to Vestar Capital Partners III, L.P.

(b)(1) Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Appendix B to the Proxy Statement-Prospectus).

(b)(2) Fairness Opinion of Wasserstein Perella & Co., Inc. (incorporated herein by reference to Appendix C to the Proxy Statement-Prospectus).

(c)(1) Agreement and Plan of Merger, dated as of February 2, 1999, by and among the Company, SJKI, Acquisition and Merger Sub (incorporated herein by reference to Appendix A to the Proxy Statement-Prospectus).

(c)(2) Voting Agreement, dated as of February 2, 1999, among Vestar Capital Partners III, L.P., Vestar/Gray Investors LLC and the Grays (incorporated herein by reference to Appendix E to the Proxy Statement-Prospectus).

(c)(3) Form of Amended and Restated Limited Liability Company Agreement of Vestar/Gray Investors LLC (to be filed in a subsequent amendment).

(c)(4) Form of Stockholders Agreement among SJKI, Vestar/Gray Investors LLC, Vestar Capital Partners III, L.P., the Grays and other management stockholders (to be filed in a subsequent amendment).

(d) Proxy Statement-Prospectus (filed by St. John Knits International, Incorporated on March 1, 1999 and incorporated herein by reference).

(e) Summary of Appraisal Rights (incorporated by reference to Appendix D to the Proxy Statement-Prospectus).

(f)            Not applicable.